June 29, 2005

Mail Stop 0409

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, Virginia  22102

Re:	JER Investors Trust Inc.
      Amendment No. 5 to Form S-11 filed June 22, 2005
      Registration No. 333-122802

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. We note from your response to comment 3 that Ms. Harmon and Mr. Belcher are members of your investment committee, which has designated authority to authorize your investment transactions.
In
light of the conflict issues raised by their important role in your business and their ownership of the manager, please identify them by name and as investment committee members where you discuss the ownership of the manager.

Security Ownership of Certain Beneficial Owners and Management,
page
87

2. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies or wholly-owned subsidiaries of public companies.

Legal Opinions

3. Please provide us marked drafts of your legal and tax opinions reflecting the changes referenced in your letter dated April 15, 2005.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Staff Accountant, at (202)
551-
3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact
Michael McTiernan, Special Counsel, at (202) 551-3852, or me at
(202)
551-3411 with any other questions.



Sincerely,



Peggy Kim
Senior Counsel



cc:	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP

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Daniel T. Ward
JER Investors Trust Inc.
June 29, 2005
Page 1